FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Report of Independent Public Accountants.

2	Financial Statements as of December 31, 2005, 2004 and 2003.

3	Statutory Audit Committee’s Report.

SOCIEDAD ANONIMA

Financial Statements as of December 31, 2005, 2004 and 2003

Report of Independent Public Accountants

Statutory Audit Committee’s Report

Item 1

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph - see Note 12 to the primary financial statements.

Report of Independent Public Accountants

To the Board of Directors of

YPF SOCIEDAD ANONIMA:

1.	We have audited the balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended and the notes 1 to 12 and exhibits A, C, E, F, G and H. We have also audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income and cash flows for the years then ended and the Notes 1 to 4 and exhibits A and H, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2005, 2004 and 2003 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2005, 2004 and 2003 and the related results of operations and cash flows for the years then ended in accordance with generally accepted accounting principles in Buenos Aires City, Argentina.

2

4.	As mentioned in Note 13 to the accompanying financial statements, in December 2005, the Company made a downward revision of 509 million barrels of oil equivalent in its crude oil and natural gas proved reserves in Argentina. The Audit and Control Committee of Repsol YPF, S.A. (“the Committee”) began an independent review into the facts and circumstances of this revision. The accompanying financial statements include all material effects known as of their issuance date. The effects of the implementation of the recommendations that the Committee will eventually present, will be recognized by the Company at the time and in the way the Board of Directors takes notice of them.

5.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Buenos Aires City, Argentina, but do not conform with accounting principles generally accepted in the United States of America (see Note 12 to the accompanying primary financial statements).

Buenos Aires City, Argentina

March 8, 2006

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

Item 2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005, 2004 AND 2003

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

777 Presidente Roque Sáenz Peña Avenue – Buenos Aires City, Argentina

FISCAL YEARS NUMBER 29, 28 AND 27

BEGINNING ON JANUARY 1, 2005, 2004 AND 2003

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005, 2004 AND 2003

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 19, 2005.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of December 31, 2005

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2005	2004	2003
Current Assets
Cash	122	492	355
Investments (Note 2.a)	408	408	952
Trade receivables (Note 2.b)	2,212	2,049	1,814
Other receivables (Note 2.c)	4,433	3,871	6,397
Inventories (Note 2.d)	1,315	1,134	806
Other assets (Note 1.c)	—	380	120

Total current assets	8,490	8,334	10,444

Noncurrent Assets
Trade receivables (Note 2.b)	53	72	84
Other receivables (Note 2.c)	1,223	1,457	1,423
Investments (Note 2.a)	495	490	573
Fixed assets (Note 2.e)	21,958	20,554	20,388
Intangible assets	5	15	32

Total noncurrent assets	23,734	22,588	22,500

Total assets	32,224	30,922	32,944

Current Liabilities
Accounts payable (Note 2.f)	2,932	2,025	1,677
Loans (Note 2.g)	346	246	913
Salaries and social security	153	121	102
Taxes payable	1,831	1,999	3,393
Net advances from crude oil purchasers	95	264	260
Reserves	230	130	98

Total current liabilities	5,587	4,785	6,443

Noncurrent Liabilities
Accounts payable (Note 2.f)	1,915	854	454
Loans (Note 2.g)	1,107	1,684	2,085
Salaries and social security	56	68	114
Taxes payable	17	23	21
Net advances from crude oil purchasers	101	634	881
Reserves	1,007	898	537

Total noncurrent liabilities	4,203	4,161	4,092

Total liabilities	9,790	8,946	10,535
Temporary differences
Foreign companies’ translation	(112)	(107)	(115)
Valuation of derivative instruments (Note 1.c)	—	(4)	(10)
Shareholders’ Equity	22,546	22,087	22,534

Total liabilities, temporary differences and shareholders’ equity	32,224	30,922	32,944

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

	2005	2004	2003
Net sales (Note 4)	22,901	19,931	17,514
Cost of sales	(11,258)	(9,212)	(7,756)

Gross profit	11,643	10,719	9,758

Administrative expenses (Exhibit H)	(552)	(463)	(378)
Selling expenses (Exhibit H)	(1,650)	(1,403)	(1,148)
Exploration expenses (Exhibit H)	(280)	(382)	(277)

Operating income	9,161	8,471	7,955

Income on long-term investments (Note 4)	39	154	150
Other expenses, net (Note 2.h)	(570)	(1,012)	(152)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	221	166	232
Exchange differences	129	77	(902)
Holding gains on inventories	244	203	47
Losses on exposure to inflation	—	—	(8)
(Losses) Gains on liabilities
Interests	(459)	(221)	(252)
Exchange differences	(33)	(87)	819
Gains on exposure to inflation	—	—	14
Income from sale of long-term investments	15	—	—

Net income before income tax	8,747	7,751	7,903
Income tax	(3,410)	(3,017)	(3,290)

Net income from continuing operations	5,337	4,734	4,613

Income on discontinued operations (Note 1.c)	—	3	15
Income from sale of discontinued operations (Note 1.c)	—	139	—

Net income	5,337	4,876	4,628

Earnings per share	13.57	12.40	11.77

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2005	2004	2003
Cash Flows from Operating Activities
Net income	5,337	4,876	4,628
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(39)	(154)	(150)
Income on discontinued operations	—	(3)	(15)
Income from sale of discontinued operations	—	(139)	—
Income from sale of long-term investments	(15)	—	—
Dividends from long-term investments	16	61	36
Depreciation of fixed assets	2,707	2,470	2,307
Income tax	3,410	3,017	3,290
Income tax payments	(3,242)	(4,786)	(233)
Consumption of materials and fixed assets retired, net of allowances	276	417	449
Increase in allowances for fixed assets	74	124	67
Increase in reserves included in liabilities	326	512	165
Changes in assets and liabilities:
Trade receivables	(144)	(256)	117
Other receivables	(312)	2,758	(1,756)
Inventories	(181)	(357)	(62)
Accounts payable	1,003	317	(15)
Salaries and social security	11	(38)	(30)
Taxes payable	(372)	170	(46)
Net advances from crude oil purchasers	(705)	(258)	(415)
Decrease in reserves included in liabilities	(117)	(119)	(208)
Interests, exchange differences and others	218	(97)	(712)

Net cash flows provided by operating activities	8,251 (1)	8,515 (1)	7,417 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(3,722)	(2,867)	(2,418)
Capital distributions from long-term investments	8	15	—
Capital contributions in long-term investments	—	—	(6)
Proceeds from sale of long-term investments	454	—	—
Proceeds from sale of discontinued operations	—	244	—
Investments (non cash and equivalents)	(2)	24	(42)

Net cash flows used in investing activities	(3,262)	(2,584)	(2,466)

Cash Flows from Financing Activities
Payment of loans	(736)	(1,260)	(1,552)
Proceeds from loans	253	280	36
Dividends paid	(4,878)	(5,310)	(2,990)

Net cash flows used in financing activities	(5,361)	(6,290)	(4,506)

(Decrease) Increase in Cash and Equivalents	(372)	(359)	445
Cash and equivalents at the beginning of year	887	1,246	806
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	—	(5)

Cash and equivalents at the end of year	515	887	1,246

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (262), (189) and (300) corresponding to interest payments for the years ended December 31, 2005, 2004 and 2003, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

1. CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a) Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets as of December 31, 2005, 2004 and 2003 and the related statements of income and cash flows for the years then ended, as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b) Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which have produced changes on the latters shareholders’ equity.

c) Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Income on discontinued operations and income from sale of discontinued operations.

As mentioned in Note 10 to the primary financial statements, during the year ended December 31, 2004, YPF Holding Inc. and YPF International S.A. sold their interests in Global Companies LLC and affiliates (“Global”) and in YPF Indonesia Ltd., respectively. Income from these sales was included in the “Income from sale of discontinued operations” account of the statement of income. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income on discontinued operations” account of the statement of income.

The companies´ assets and liabilities amounted to 493 and 373, respectively, as of December 31, 2003, and they were disclosed net in “Other assets” account of the Balance sheet. The net sales and operating income corresponding to year ended December 31, 2003 amounted to 3,658 and 29, respectively.

Fixed assets

Mineral properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.e to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Intangible assets

Correspond to start up and organization costs, valued at acquisition cost restated as detailed in Note 1 to the primary financial statements, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In Management’s opinion, future activities will generate enough economic benefits to recover incurred costs.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during the period of active service of employees. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

As of December 31, 2004 and 2003, correspond to cash flow hedges entered, to establish a protection against variability in cash flows due to changes in interest rates established in loan contracts. Changes in the fair value of cash flow hedges were initially deferred in “Temporary Differences - Valuation of derivative instruments” account in the balance sheet and charged to financial expenses of the statement of income as the related transactions were recognized. Fair values of these instruments amounted to 4 and 10 as of December 31, 2004 and 2003, respectively, and were included in the “Loans” account of the balance sheet.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

CONSOLIDATED BALANCE SHEET ACCOUNTS AS OF DECEMBER 31, 2005, 2004 AND 2003

Assets

a)	Investments:

	2005			2004			2003
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	408	(1)	4	408	(1)	4	952	(1)	9
Long-term investments	—		802	—		811	—		857
Allowance for reduction in value of holdings in long-term investments	—		(311)	—		(325)	—		(293)

	408		495	408		490	952		573

(1)	Includes 393, 395 and 891 as of December 31, 2005, 2004 and 2003, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2005		2004		2003
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,240	53	1,939	72	1,761	84
Related parties	352	—	469	—	428	—

	2,592	53	2,408	72	2,189	84
Allowance for doubtful trade receivables	(380)	—	(359)	—	(375)	—

	2,212	53	2,049	72	1,814	84

c)	Other receivables:

	2005			2004			2003
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		452	—		422	—		203
Tax credits and export rebates	529		18	348		24	285		106
Trade	34		—	21		—	40		—
Prepaid expenses	66		95	52		139	46		251
Concessions charges	17		96	19		105	18		125
Related parties	3,139	(1)	371	3,110	(1)	617	5,906	(1)	615
Loans to clients	11		90	10		87	9		87
From the renegotiation of long-term contracts	—		17	—		21	—		25
From joint ventures and other agreements	1		—	6		—	29		—
Trust contribution under Decree No. 1,882/04	273		—	66		—	—		—
Miscellaneous	484		138	369		112	186		91

	4,554		1,277	4,001		1,527	6,519		1,503
Allowance for other doubtful accounts	(121)		—	(130)		—	(122)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(54)	—		(70)	—		(80)

	4,433		1,223	3,871		1,457	6,397		1,423

(1)	In addition to the amounts detailed in note 3.c to the primary financial statements, include 319 as of December 31, 2005, which accrue fixed interest at an annual rate from 4,06% to 5,19% and 1,739 and 4,393 as of December 31, 2004 and 2003, respectively, with Repsol International Finance B.V. (other related party under common control).

d)	Inventories:

	2005	2004	2003
Refined products	747	617	413
Crude oil	409	355	268
Products in process	19	13	16
Raw materials, packaging materials and others	140	149	109

	1,315	1,134	806

e)	Fixed assets:

	2005	2004	2003
Net book value of fixed assets (Exhibit A)	22,009	20,617	20,474
Allowance for unproductive exploratory drilling	(3)	(16)	(39)
Allowance for obsolescence and assets to be disposed of	(48)	(47)	(47)

	21,958	20,554	20,388

Liabilities

f)	Accounts payable:

	2005		2004		2003
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	2,071	30	1,628	32	1,367	37
Hydrocarbon wells abandonment obligations	—	1,419	—	648	—	347
Related parties	279	—	172	—	144	—
From joint ventures and other agreements	200	—	136	—	104	—
Miscellaneous	382	466	89	174	62	70

	2,932	1,915	2,025	854	1,677	454

g)	Loans:

	Interest rates(1)		Principal maturity	2005		2004		2003
				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75-10.00	%(2)	2007-2028	27	1,031	29	1,078	574	1,075
Other bank loans and other creditors	4.15-7.75	%(3)	2006-2007	319	76	143	154	214	226
Related parties	—		—	—	—	2	71	48	—
Compañía Mega S.A. Negotiable Obligations	—		—	—	—	3	116	29	409
Profertil S.A. syndicated loan	—		—	—	—	56	261	41	366
Interest rate swaps	—		—	—	—	—	4	1	9
Subordinated liabilities with shareholders	—		—	—	—	13	—	—	—
Maxus Energy Corporation Negotiable Obligations	—		—	—	—	—	—	6	—

				346	1,107	246	1,684	913	2,085

(1)	Annual interest rates as of December 31, 2005.
(2)	Fixed interest rate.
(3)	Includes 233 which accrue fixed interest at annual rates between 4.15% and 7.75%, and 155 which accrue an interest at rates of LIBO plus 1.60%.

CONSOLIDATED STATEMENTS OF INCOME ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

h)	Other expenses, net:

	Income (Expense)
	2005	2004	2003
Reserve for pending lawsuits and other claims	(180)	(541)	(140)
Environmental remediation	(182)	(333)	(72)
Miscellaneous	(208)	(138)	60

	(570)	(1,012)	(152)

3. COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and TS Solutions, Inc. (“TS”), controlled companies through YPF Holding Inc., have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. YPF Holdings Inc´s obligations under this cost sharing arrangement have been completely satisfied as of December 31, 2005. TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental.

As of December 31, 2005, reserves for the environmental contingencies discussed herein totaled approximately 258. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by TS pursuant to the above described indemnification obligation to Occidental. This project has moved into the operation and maintenance phase; however, there will be periodic assessments to determine if additional work needs to be done. YPF Holdings Inc. has reserved the estimated cost required to conduct ongoing operation and maintenance of such remedy, at an average cost of approximately 29.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area was also examined as a part of TS’s studies. While some work remains, these studies were substantially completed in 2005. In addition,

-	Maxus and TS have been conducting similar studies under their own auspices for several years.

-	The EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Project (the “PRRP”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRP.

-	In 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP, a congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

-	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. TS presented a proposed initial work plan, a study that includes sampling in Newark Bay. The EPA has approved a work plan that includes sampling in Newark Bay. TS began field work on this study in October 2005. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required.

-	In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this Plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Maxus and TS are studying this new directive and intend to respond thereto by the required deadline, which is presently March 21, 2006.

-	In December 2005, the DEP sued YPF Holdings Inc., TS, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified damages for injuries to so-called “uplands resources” and for other matters. The DEP also seeks punitive damages. YPF Holdings Inc. and its subsidiary, CLH Holdings Inc., have filed papers seeking dismissal, and the remaining defendants who have been served are in the process of preparing appropriate responsive pleadings.

As of December 31, 2005, there is a total of approximately 27 reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area. Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or the Newark Bay. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is presently performing the work, and TS is funding Occidental’s share of the cost of investigation and remediation of these sites. TS, on behalf of Occidental, is providing financial assurance in the amount of US$ 20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. In addition,

-	In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims the Respondents are jointly and severally liable without regard to fault. Second, the State filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and damages with respect to certain costs at 18 sites. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in preliminary discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

-	In 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River near the former Kearny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue.

-	In November 10, 2005, several environmental groups sent a notice of intent to sue the owners of the surroundings of Kearny Plant, including TS among others, invoking the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the surroundings of the already mentioned Plant. TS is studying this notice.

As of December 31, 2005, there is a total of approximately 75 reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP is currently reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to TS’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the OEPA, which report was finalized in 2003. TS will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. Over ten years ago, the former Painesville Works site was proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. The site has not been listed. YPF Holdings Inc. has reserved a total of approximately 38 as of December 31, 2005 for its estimated share of the cost to perform the RIFS, the Remediation Work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2005, YPF Holdings Inc. has reserved approximately 9 in connection with its estimated share of costs related to these sites, while the cost of other sites can not be considered to the date.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. TS is handling this matter on behalf of Occidental. The Port’s claims were settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. The cost of such remediation is not expected to exceed a total of approximately US$ 44 million. Pursuant to a cost sharing agreement among the defendants, TS, on behalf of Occidental, contributed US$ 6 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. Following the arbitration and initiation of challenges to the award, the defendants agreed to settle their dispute pursuant to a confidential settlement agreement. As of December 31, 2005, YPF Holdings Inc. has reserved approximately 80 for its share of future remediation activities associated with the Greens Bayou facility.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. Both Maxus and Occidental filed motions for partial summary judgment. In 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgment. In late 2004, the appellate court reversed the ruling of the trial court in certain respects and remanded the case for trial.

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and (b) TS is not a party to said agreement. This matter currently is set for trial in the second quarter of 2006. In developments related to the “Agent Orange” litigation that may be impacted by this lawsuit, the U.S. district court has granted the defendants’ motions for summary judgment, and the plaintiffs’ have appealed the judgments to the Second Circuit Court of Appeals.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately US$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional US$ 8 million in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same. YPF Holdings Inc. has reached tentative agreement to settle all of these matters, with no net payment expected to be due from it. However, no assurance can be given that a settlement will be effectuated until it as been finally documented and approved by the IRS.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA and a lawsuit for damages brought by certain private parties. With respect to the EPA enforcement activities, although Occidental is one of many PRPs that have been identified TS (which is handling this matter on behalf of Maxus) presently considers that the degree of Occidental’s alleged involvement as successor to Chemicals is quite slight. Further, Occidental currently is not a defendant in the private lawsuit. Maxus was named as a defendant in this lawsuit; however, it was dismissed in December 2005.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial in the liability phase of this matter was held in May 2005, and on August 18, 2005 the trial judge informed the parties that he will enter a decision against all defendants. The original trial judge passed away before entering a judgment, and the matter has been assigned to a new judge. It is believed the new judge will determine the issue of liability and hold a trial to allocate responsibility for damages.

In June 2005, the EPA designated Maxus as PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Maxus is assessing this matter; but, presently lacks sufficient knowledge to determine the extent of its liability, if any, at or in respect of this site.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition and result of operations. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as natural gas sales, crude oil intersegment sales and its derivatives and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production(1)	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2005
Net sales to unrelated parties	2,910	15,791	2,062	87	—	20,850
Net sales to related parties	626	1,425	—	—	—	2,051
Net intersegment sales	11,659	962	207	243	(13,071)	—

Net sales	15,195	18,178	2,269	330	(13,071)	22,901

Operating income (loss)	7,140	1,900	542	(451)	30	9,161
Income (loss) on long-term investments	28	12	(1)	—	—	39
Depreciation	2,230	367	75	35	—	2,707
Acquisitions of fixed assets	3,706	541	104	108	—	4,459
Assets	17,911	8,807	1,658	4,818	(970)	32,224
Year ended December 31, 2004
Net sales to unrelated parties	2,164	13,144	1,958	140	—	17,406
Net sales to related parties	752	1,773	—	—	—	2,525
Net intersegment sales	11,225	891	188	126	(12,430)	—

Net sales	14,141	15,808	2,146	266	(12,430)	19,931

Operating income (loss)	7,140	1,324	564	(430)	(127)	8,471
Income on long-term investments	41	11	102	—	—	154
Depreciation	1,986	371	82	31	—	2,470
Acquisitions of fixed assets	2,602	434	86	52	—	3,174
Assets	16,762	8,244	2,143	4,616	(843)	30,922
Year ended December 31, 2003
Net sales to unrelated parties	1,475	11,856	1,369	119	—	14,819
Net sales to related parties	534	2,161	—	—	—	2,695
Net intersegment sales	10,390	650	184	117	(11,341)	—

Net sales	12,399	14,667	1,553	236	(11,341)	17,514

Operating income (loss)	6,362	1,527	387	(311)	(10)	7,955
Income on long-term investments	66	15	69	—	—	150
Depreciation	1,839	367	72	29	—	2,307
Acquisitions of fixed assets	2,285	180	47	39	—	2,551
Assets	16,526	7,240	1,985	7,788	(595)	32,944

(1)	From January 1, 2005, Natural Gas and Electricity segment operations are included in Exploration and Production business segment. The information presented with comparative purposes was restated to give retroactive effect to this criterion.

Export revenues for the years ended December 31, 2005, 2004 and 2003 were 8,644, 7,875 and 7,422, respectively. The export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005, 2004 AND 2003

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2005
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	2,258	—	—		10		2,268
Mineral property, wells and related equipment	41,399	1	765		1,798		43,963
Refinery equipment and petrochemical plants	8,348	—	3		119		8,470
Transportation equipment	1,792	—	3		13		1,808
Materials and equipment in warehouse	330	—	788		(698)		420
Drilling and work in progress	1,566	1	2,888		(1,696)		2,759
Furniture, fixtures and installations	473	—	1		26		500
Selling equipment	1,258	—	—		15		1,273
Other property	328	—	11		12		351

Total 2005	57,752	2	4,459	(2)	(401	)(1)	61,812

Total 2004	55,264	3	3,174	(2)	(689	)(1)	57,752

Total 2003	53,422	(8)	2,551	(2)	(701	)(1)	55,264

	2005								2004		2003
	Depreciation						Net book value		Net book value		Net book value
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year
Land and buildings	960	(2)		2%	45	1,003	1,265		1,298		1,362
Mineral property, wells and related equipment	28,244	(14)		(4)	2,180	30,410	13,553	(3)	13,155	(3)	12,856	(3)
Refinery equipment and petrochemical plants	5,169	(6)		4-10%	309	5,472	2,998		3,179		3,467
Transportation equipment	1,191	(13)		4-5%	48	1,226	582		601		609
Materials and equipment in warehouse	—	—		—	—	—	420		330		274
Drilling and work in progress	—	—		—	—	—	2,759		1,566		1,337
Furniture, fixtures and installations	418	(2)		10%	35	451	49		55		65
Selling equipment	887	—		10%	72	959	314		371		430
Other property	266	(2)		10%	18	282	69		62		74

Total 2005	37,135	(39	)(1)		2,707	39,803	22,009

Total 2004	34,790	(125	)(1)		2,470	37,135			20,617

Total 2003	32,627	(144	)(1)		2,307	34,790					20,474

(1)	Includes 86, 147 and 108 of net book value charged to fixed assets allowances for the years ended December 31, 2005, 2004 and 2003, respectively.
(2)	Includes 737, 307 and 133 corresponding to the future cost of hydrocarbon wells abandonment obligations for the years ended December 31, 2005, 2004 and 2003, respectively.
(3)	Includes 1,255, 1,387 and 1,514 of mineral property as of December 31, 2005, 2004 and 2003, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2005					2004	2003
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	492	113	124	29	758	571	502
Fees and compensation for services	63	182	20	5	270	174	156
Other personnel expenses	158	52	24	20	254	213	177
Taxes, charges and contributions	158	14	195	—	367	352	300
Royalties and easements	1,745	—	—	8	1,753	1,632	1,470
Insurance	73	1	12	—	86	86	92
Rental of real estate and equipment	212	3	54	3	272	274	202
Survey expenses	—	—	—	108	108	102	94
Depreciation of fixed assets	2,563	31	113	—	2,707	2,470	2,307
Industrial inputs, consumable materials and supplies	564	8	35	6	613	506	481
Construction and other service contracts	315	19	48	14	396	502	421
Preservation, repair and maintenance	948	15	31	3	997	794	659
Contracts for the exploitation of productive areas	131	—	—	—	131	299	211
Unproductive exploratory drillings	—	—	—	70	70	197	87
Transportation, products and charges	521	—	855	—	1,376	1,120	933
Allowance (recovery) for doubtful trade receivables	—	—	31	—	31	(6)	18
Publicity and advertising expenses	—	61	59	—	120	100	86
Fuel, gas, energy and miscellaneous	497	53	49	14	613	491	434

Total 2005	8,440	552	1,650	280	10,922

Total 2004	7,629	463	1,403	382		9,877

Total 2003	6,827	378	1,148	277			8,630

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1)

	2005	2004	2003
Current Assets
Cash	53	267	233
Investments (Note 3.a)	176	180	673
Trade receivables (Note 3.b)	2,085	1,942	1,687
Other receivables (Note 3.c)	3,795	3,076	5,627
Inventories (Note 3.d)	1,164	1,005	675
Other assets (Note 2.d)	—	380	—

Total current assets	7,273	6,850	8,895

Noncurrent Assets
Trade receivables (Note 3.b)	51	71	80
Other receivables (Note 3.c)	1,085	1,413	1,184
Investments (Note 3.a)	2,359	2,344	2,533
Fixed assets (Note 3.e)	20,495	19,078	18,702

Total noncurrent assets	23,990	22,906	22,499

Total assets	31,263	29,756	31,394

Current Liabilities
Accounts payable (Note 3.f)	2,853	2,035	1,618
Loans (Note 3.g)	297	127	650
Salaries and social security	119	90	76
Taxes payable	1,675	1,923	3,344
Net advances from crude oil purchasers (Note 3.h)	95	264	260
Reserves (Exhibit E)	164	67	37

Total current liabilities	5,203	4,506	5,985

Noncurrent Liabilities
Accounts payable (Note 3.f)	1,639	768	436
Loans (Note 3.g)	1,107	1,232	1,295
Taxes payable	13	15	13
Net advances from crude oil purchasers (Note 3.h)	101	634	881
Reserves (Exhibit E)	766	621	365

Total noncurrent liabilities	3,626	3,270	2,990

Total liabilities	8,829	7,776	8,975
Temporary differences
Foreign companies’ translation (Note 3.i)	(112)	(107)	(115)
Shareholders’ Equity (per corresponding statements)	22,546	22,087	22,534

Total liabilities, temporary differences and shareholders’ equity	31,263	29,756	31,394

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

	2005	2004	2003
Net sales (Note 3.j)	21,308	18,448	16,456
Cost of sales (Exhibit F)	(10,540)	(8,493)	(7,251)

Gross profit	10,768	9,955	9,205

Administrative expenses (Exhibit H)	(479)	(398)	(327)
Selling expenses (Exhibit H)	(1,576)	(1,311)	(1,083)
Exploration expenses (Exhibit H)	(231)	(246)	(154)

Operating income	8,482	8,000	7,641

Income on long-term investments	169	203	389
Other expenses, net (Note 3.k)	(323)	(665)	(161)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	189	147	207
Exchange differences	130	68	(854)
Holding gains on inventories	230	185	57
Losses on exposure to inflation	—	—	(5)
(Losses) Gains on liabilities
Interests	(356)	(130)	(154)
Exchange differences	(47)	(80)	735
Gains on exposure to inflation	—	—	14
Income from sale of long-term investments	15	—	—

Net income before income tax	8,489	7,728	7,869
Income tax (Note 3.l)	(3,152)	(2,852)	(3,241)

Net income	5,337	4,876	4,628

Earnings per share (Note 1)	13.57	12.40	11.77

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except for per share amount in pesos - Note 1)

	Shareholders’ contributions					Legal reserve	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity
	Subscribed capital	Irrevocable contributions	Adjustment to contributions	Issuance premiums	Total
Balance as of December 31, 2002	3,933	13	7,281	640	11,867	864	133	8,032	20,896
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 9, 2003:
– Cash dividends (Ps. 5 per share)	—	—	—	—	—	—	—	(1,967)	(1,967)
– Appropriation to Legal Reserve	—	—	—	—	—	167	—	(167)	—
– Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,023	(1,023)	—
As decided by the Board of Directors’ meeting of July 2, 2003:
– Cash dividends (Ps. 2.60 per share)	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income	—	—	—	—	—	—	—	4,628	4,628

Balance as of December 31, 2003	3,933	13	7,281	640	11,867	1,031	133	9,503	22,534
As decided by the Ordinary Shareholders’ meeting of April 21, 2004:
– Reversal of Reserve for Future Dividends	—	—	—	—	—	—	(133)	133	—
– Cash dividends (Ps. 9 per share)	—	—	—	—	—	—	—	(3,540)	(3,540)
– Appropriation to Legal Reserve	—	—	—	—	—	255	—	(255)	—
– Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,770	(1,770)	—
As decided by the Board of Directors’ meeting of October 27, 2004:
– Cash dividends (Ps. 4.50 per share)	—	—	—	—	—	—	(1,770)	—	(1,770)
– Conversion of Irrevocable Contributions into subordinated debt (Note 4)	—	(13)	—	—	(13)	—	—	—	(13)
Net income	—	—	—	—	—	—	—	4,876	4,876

Balance as of December 31, 2004	3,933	—	7,281	640	11,854	1,286	—	8,947	22,087
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
– Cash dividends (Ps. 8 per share)	—	—	—	—	—	—	—	(3,147)	(3,147)
– Appropriation to Legal Reserve	—	—	—	—	—	244	—	(244)	—
– Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,731	(1,731)	—
As decided by the Board of Directors’ meeting of November 10, 2005:
– Cash dividends (Ps. 4.4 per share)	—	—	—	—	—	—	(1,731)	—	(1,731)
Net income	—	—	—	—	—	—	—	5,337	5,337

Balance as of December 31, 2005	3,933	—	7,281	640	11,854	1,530	—	9,162	22,546

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1)

	2005	2004	2003
Cash Flows from Operating Activities
Net income	5,337	4,876	4,628
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(169)	(203)	(389)
Dividends from long-term investments	303	108	40
Depreciation of fixed assets	2,606	2,365	2,216
Income tax	3,152	2,852	3,241
Income tax payments	(3,116)	(4,736)	(223)
Income from sale of long-term investments	(15)	—	—
Consumption of materials and fixed assets retired, net of allowances	246	194	280
Increase in allowances for fixed assets	74	124	67
Increase in reserves included in liabilities	321	405	165
Changes in assets and liabilities:
Trade receivables	(123)	(246)	206
Other receivables	(307)	2,553	(2,577)
Inventories	(159)	(330)	(81)
Accounts payable	660	330	43
Salaries and social security	29	14	3
Taxes payable	(324)	226	46
Net advances from crude oil purchasers	(705)	(258)	(415)
Decrease in reserves included in liabilities	(79)	(119)	(122)
Interests, exchange differences and others	31	74	(200)

Net cash flows provided by operating activities	7,762 (1)	8,229 (1)	6,928 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(3,606)	(2,752)	(2,222)
Capital distributions from long-term investments	8	15	—
Capital contribution in long-term investments	—	—	(6)
Proceeds from sales of long-term investments	454	—	—
Investments (non cash and equivalents)	(2)	—	(18)

Net cash flows used in investing activities	(3,146)	(2,737)	(2,246)

Cash Flows from Financing Activities
Payment of loans	(180)	(892)	(1,397)
Proceeds from loans	222	280	—
Dividends paid	(4,878)	(5,310)	(2,990)

Net cash flows used in financing activities	(4,836)	(5,922)	(4,387)

(Decrease) Increase in Cash and Equivalents	(220)	(430)	295
Cash and equivalents at the beginning of year	434	864	574
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	—	(5)

Cash and equivalents at the end of year	214	434	864

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (168), (124) and (223) corresponding to interest payments for the years ended December 31, 2005, 2004 and 2003, respectively.

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

From January 1, 2006, certain modifications to the generally accepted accounting principles in Buenos Aires City will be in force pursuant to Resolution CD No. 93/2005 of the Buenos Aires Professional Councils in Economic Sciences and General Resolutions No. 485 and 487 of the CNV. Management estimates that the adoption of such modifications will not have material effect on the Company’s financial statements. In relation to the option established by the above mentioned resolutions, regarding the permanent or temporary treatment for income tax purposes of the difference originated in the restatement into constant Argentine pesos of fixed assets, the Company will maintain such difference as permanent and disclose in Notes to the financial statements the deferred income tax liability should the difference be considered as temporary.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2005, 2004 and 2003, the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 1,497, 1,469 and 2,080, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2005, 2004 and 2003.

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is disclosed in Exhibit G.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at market value at the end of each year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process and crude oil have been valued at replacement cost as of the end of each year.

–	Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Other assets:

As of December 31, 2004, includes Company’s interest in Petroken Petroquímica Ensenada S.A. (“Petroken”) and in PBBPolisur S.A., which have been valued at the lower of carrying amount or fair value less cost to sell (Note 10). The sale of these investments did not qualify as discontinued operations as the Company continued to hold other petrochemical activities in Argentina.

e)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization of natural gas sale prices and utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included in the “Temporary differences - Foreign companies’ translation” account of the balance sheet, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Buenos Aires City to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from certain investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year.

–	Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts.

Other fixed assets

–	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%. The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2005, 2004, and 2003, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the income statements of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. As of December, 2005, the estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of December 31, 2005, are 20% for natural gas and liquefied petroleum gas, 5% for gasolines, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price.

h)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of December 31, 2005, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2005, approximately 6 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As hedge is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation and amortization of nonmonetary assets, valued at acquisition cost, have been recorded based on the restated cost of such assets as detailed in Note 1.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

–	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

BALANCE SHEET ACCOUNTS AS OF DECEMBER 31 2005, 2004 AND 2003

Assets

a)	Investments:

	2005			2004			2003
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	176	(1)(2)	—	180	(1)	—	673	(1)	—
Long-term investments (Exhibit C)	—		2,544	—		2,669	—		2,826
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(185)	—		(325)	—		(293)

	176		2,359	180		2,344	673		2,533

(1)	Includes 161, 167 and 631 as of December 31, 2005, 2004 and 2003, respectively, with an original maturity of less than three months.
(2)	Which accrue interest at annual fixed rates between 3.5% and 8.28%.

b)	Trade receivables:

	2005			2004		2003
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,008		51	1,779	71	1,554	80
Related parties (Note 7)	447		—	510	—	491	—

	2,455	(1)	51	2,289	71	2,045	80
Allowance for doubtful trade receivables (Exhibit E)	(370)		—	(347)	—	(358)	—

	2,085		51	1,942	71	1,687	80

(1)	Includes 286 in litigation, 138 one to three months past due, 160 in excess of three months past due, 1,828 due within three months and 43 due after three months.

c)	Other receivables:

	2005				2004		2003
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.l)	—		443		—	405	—	166
Tax credits and export rebates	496		16		299	17	254	18
Trade	31		—		20	—	39	—
Prepaid expenses	54		90		42	128	35	156
Concessions charges	17		96		19	105	18	125
Related parties (Note 7)	2,830	(3)	267		2,516	617	5,235	603
Loans to clients	11		90		10	87	9	87
From the renegotiation of long-term contracts	—		17		—	21	—	25
From joint ventures and other agreements	1		—		6	—	29	—
Trust contribution under Decree No. 1,882/04	273		—		66	—	—	—
Miscellaneous	201		120		220	103	130	84

	3,914	(1)	1,139	(2)	3,198	1,483	5,749	1,264
Allowance for other doubtful accounts (Exhibit E)	(119)		—		(122)	—	(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(54)		—	(70)	—	(80)

	3,795		1,085		3,076	1,413	5,627	1,184

(1)	Includes 131 one to three months past due and 3,783 due as follows: 2,412 from one to three months, 92 from three to six months, 736 from six to nine months and 543 from nine to twelve months.
(2)	Includes 1,000 due from one to two years, 58 due from two to three years and 81 due after three years.
(3)	Includes 1,404 with Repsol YPF S.A., which accrues interest at a rate of 3% plus a variable spread, and 1,252 with Repsol International Finance B.V. that accrues fixed interest at annual rate of 4.59%.

d)	Inventories:

	2005	2004	2003
Refined products	660	558	352
Crude oil	394	346	262
Products in process	18	9	14
Raw materials and packaging materials	92	92	47

	1,164	1,005	675

e)	Fixed assets:

	2005	2004	2003
Net book value of fixed assets (Exhibit A)	20,546	19,141	18,788
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(16)	(39)
Allowance for obsolescence and assets to be disposed of (Exhibit E)	(48)	(47)	(47)

	20,495	19,078	18,702

Liabilities

f)	Accounts payable:

	2005				2004		2003
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Trade	1,792		20		1,417	22	1,237	27
Hydrocarbon wells abandonment obligations	—		1,419		—	648	—	347
Related parties (Note 7)	417		—		330	—	240	—
Investment in controlled company – YPF Holdings Inc.	275		—		102	—	—	—
From joint ventures and other agreements	200		—		136	—	104	—
Miscellaneous	169		200		50	98	37	62

	2,853	(1)	1,639	(2)	2,035	768	1,618	436

(1)	Includes 2,823 due within three months, 11 due from three to six months and 19 due after six months.
(2)	Includes 368 due from one to two years and 1,271 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2005		2004		2003
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75-10.00%	2007-2028	27	1,031	29	1,078	574	1,075
Subordinated liability with shareholders (Note 4)	—	—	—	—	13	—	—	—
Other bank loans and other creditors(3)	5.66-7.25%	2006-2007	270	76	85	154	76	220

			297	1,107	127	1,232	650	1,295

(1)	Annual interest rates as of December 31, 2005.
(2)	Disclosed net of 864, 784 and 1,253 corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of December 31, 2005, 2004 and 2003, respectively.
(3)	Include 155 which accrue variable interest at annual rates of LIBO plus 1.6% and 185 that accrue fixed interest at annual rates between 6% to 7.25%.

The maturities of the Company’s current and noncurrent loans, as of December 31, 2005, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	Total
Current loans	252	5	40	297

	From 1 to 2 years	From 3 to 4 years	Over 5 years	Total
Noncurrent loans	603	307	197	1,107

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program		Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)							2005		2004		2003
		Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$	1,000	1997	US$	300	7.75%	2007	14	527	14	518	15	517
US$	1,000	1998	US$	100	10.00%	2028	3	197	3	194	3	190
US$	1,000	1999	US$	225	9.13%	2009	10	307	12	366	12	368
	—	1994	US$	350	—	—	—	—	—	—	544	—

							27	1,031	29	1,078	574	1,075

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to invest in working capital and in fixed assets in Argentina and in related companies for the same purposes. Notes could be issued with or without guarantee. Board of Directors was delegated in order to determine terms, conditions and characteristics of each issuance.

h)	Net advances from crude oil purchasers:

	2005			2004		2003
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	398	527		644	1,466	432	1,276
Derivative instruments - Crude oil price swaps	(303)	(426)		(380)	(832)	(172)	(395)

	95	101	(1)	264	634	260	881

(1)	Includes 93 due from one to two years and 8 due from two to three years.

Temporary differences

i)	Foreign companies’ translation:

	2005	2004	2003
Balance at the beginning of year	(107)	(115)	—
(Decreases) Increases	(5)	8	(115)

Balance at the end of year	(112)	(107)	(115)

STATEMENTS OF INCOME ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Income (Expense)
	2005	2004	2003
j) Net sales:
Sales	22,356	19,350	17,242
Turnover tax	(355)	(286)	(245)
Hydrocarbon export withholdings	(693)	(616)	(541)

	21,308	18,448	16,456

k) Other expenses, net:
Reserve for pending lawsuits and other claims	(180)	(534)	(140)
Environmental remediation	(128)	(69)	(34)
Miscellaneous	(15)	(62)	13

	(323)	(665)	(161)

l) Income tax:
Current income tax	(3,190)	(3,091)	(2,993)
Deferred income tax	38	239	(248)

	(3,152)	(2,852)	(3,241)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003
Net income before income tax	8,489	7,728	7,869
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,971)	(2,705)	(2,754)

Permanent differences:
Effect of the restatement into constant Argentine pesos	(346)	(353)	(485)
Income on long-term investments	59	71	136
Non taxable (non deductible) exchange differences	14	5	(18)
Miscellaneous	92	130	(120)

	(3,152)	(2,852)	(3,241)

The breakdown of the net deferred tax asset as of December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	49	99	151
Non deductible allowances and reserves	624	425	250
Specific tax loss carryforwards	42	174	—
Miscellaneous	93	84	51

Total deferred tax assets	808	782	452

Deferred tax liabilities
Fixed assets	(345)	(258)	(235)
Miscellaneous	(20)	(119)	(51)

Total deferred tax liabilities	(365)	(377)	(286)

Net deferred tax asset	443	405	166

4. CAPITAL STOCK

The Company’s subscribed capital, as of December 31, 2005, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2005, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2005, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

According to General Resolution No. 466/04 from the CNV, the Company converted irrevocable contributions into a subordinated liability disclosed in “Loans” account of the balance sheet as of December 31, 2004. On April 29, 2005, this liability was cancelled with the shareholders in proportion to their stockholdings.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2005, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 43 million and US$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2005, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Last financial statements issued	Activity
Acambuco	22.50%	Pan American Energy LLC	09/30/05	Exploration and production
Salta
Aguada Pichana	27.27%	Total Austral S.A.	09/30/05	Production
Neuquén
Aguaragüe	30.00%	Tecpetrol S.A.	11/30/05	Exploration and production
Salta
Bandurria	27.27%	YPF S.A.	12/31/04	Exploration
Neuquén
CAM-1	50.00%	Sipetrol S.A.	—	Exploration and production
Tierra del Fuego and Santa Cruz
CAM-2 / A SUR	50.00%	Sipetrol S.A.	12/31/04	Exploration and production
Tierra del Fuego and Santa Cruz
CAM-3	50.00%	Sipetrol S.A.	12/31/04	Exploration and production
Santa Cruz
Campamento Central / Cañadón Perdido	50.00%	YPF S.A.	12/31/04	Production
Chubut
CCA-1 GAN GAN	50.00%	Wintershall Energía S.A.	12/31/04	Exploration
Chubut
CGSJ - V/A	50.00%	Wintershall Energía S.A.	12/31/04	Exploration
Chubut
Corralera	40.00%	Chevron San Jorge S.R.L.	—	Exploration
Neuquén
El Tordillo	12.20%	Tecpetrol S.A.	09/30/05	Production
Chubut
Filo Morado	50.00%	YPF S.A.	12/31/04	Generation of power electricity
Neuquén
La Tapera y Puesto Quiroga	12.20%	Tecpetrol S.A.	09/30/05	Exploration
Chubut

Name and Location	Ownership Interest		Operator	Last financial statements issued	Activity
Llancanelo	51.00%		YPF S.A.	12/31/04	Exploration and production
Mendoza
Magallanes “A”	50.00%		Sipetrol S.A.	12/31/04	Production
Santa Cruz
Palmar Largo	30.00%		Pluspetrol S.A.	09/30/05	Production
Formosa
Puesto Hernández	61.55%		Petrobras Energía S.A.	09/30/05	Production
Neuquén and Mendoza
Ramos	15.00	%(1)	Pluspetrol Energy S.A.	12/31/04	Production
Salta
San Roque	34.11%		Total Austral S.A.	09/30/05	Exploration and production
Neuquén
Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	12/31/05	Production
Tierra del Fuego
Zampal Oeste	70.00%		YPF S.A.	—	Exploration and production
Mendoza

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2005, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

The assets and liabilities and production costs of the joint ventures and other agreements for the years ended December 31, 2005, 2004 and 2003 included in the financial statements are as follows:

	2005	2004	2003
Current assets	75	84	79
Noncurrent assets	2,109	1,912	1,792

Total assets	2,184	1,996	1,871

Current liabilities	279	197	152
Noncurrent liabilities	186	137	133

Total liabilities	465	334	285

Production costs	894	775	665

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2005, 2004 and 2003 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2005				2004				2003
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	17	—	—	9	16	—	—	10	9	—	—	5
A - Evangelista S.A.	—	3	—	58	—	7	—	41	—	1	—	18
YPF Holdings Inc.	—	130	—	2	—	—	—	—	—	—	—	—
Argentina Private Development Company Limited	—	—	—	44	—	—	—	44	—	—	—	44

	17	133	—	113	16	7	—	95	9	1	—	67

Jointly controlled companies:
Profertil S.A.	9	—	—	8	6	1	—	34	11	37	—	14
Compañía Mega S.A. (“Mega”)	178	—	—	—	157	2	—	—	112	30	—	21
Refinería del Norte S.A. (“Refinor”)	77	—	—	25	72	—	—	26	57	—	—	43
Petroken	—	—	—	—	38	—	—	1	35	—	—	—

	264	—	—	33	273	3	—	61	215	67	—	78

Companies under significant influence:	38	4	—	45	114	1	—	46	73	22	—	28

Parent company and other related parties under common control:
Repsol YPF	—	1,404	—	83	—	1,305	—	26	—	1,385	—	33
Repsol YPF Transporte y Trading S.A.	29	—	—	30	30	—	—	28	132	—	—	—
Repsol YPF Gas S.A.	18	1	—	1	16	21	32	—	10	22	48	2
Repsol YPF Gas Chile Ltda.	—	—	—	—	—	4	323	—	—	8	299	—
Repsol YPF Brasil S.A.	15	18	267	19	11	18	262	18	21	25	256	14
Repsol International Finance B.V.	—	1,252	—	—	—	1,137	—	—	—	3,699	—	—
Repsol YPF E&P de Bolivia S.A.	—	2	—	69	—	—	—	36	—	—	—	—
Others	66	16	—	24	50	20	—	20	31	6	—	18

	128	2,693	267	226	107	2,505	617	128	194	5,145	603	67

	447	2,830	267	417	510	2,516	617	330	491	5,235	603	240

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2005, 2004 and 2003, include the following:

	2005				2004				2003
	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)	Sales	Purchases and services	Loan operations (debit) credit	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	18	131	—	—	15	96	—	—	9	80	—	—
A - Evangelista S.A.	2	243	—	—	—	131	—	—	1	117	—	—
YPF Holdings, Inc.	—	2	(126)	1	—	—	—	—	—	—	—	—

	20	376	(126)	1	15	227	—	—	10	197	—	—

Jointly controlled companies:
Profertil S.A.	65	70	—	—	67	130	35	—	48	72	50	5
Mega	829	—	—	—	611	—	25	(1)	413	—	—	1
Refinor	313	175	—	—	266	140	—	—	263	126	—	—
Petroken(1)	87	3	—	—	181	5	—	—	143	1	—	—

	1,294	248	—	—	1,125	275	60	(1)	867	199	50	6

Companies under significant influence:	245	262	—	—	564	244	—	—	310	230	—	—

Parent company and other related parties under common control:
Repsol YPF	—	16	—	56	—	20	185	51	—	19	(134)	49
Repsol YPF Transporte y Trading S.A.	546	508	—	—	636	155	—	—	1,225	34	—	—
Repsol YPF Brasil S.A.	72	—	—	11	70	5	—	14	64	2	—	16
Repsol YPF Gas S.A.	192	4	53	5	193	2	17	7	170	1	27	5
Repsol International Finance B.V.	—	—	(100)	46	—	—	2,602	31	—	—	(2,644)	28
Repsol YPF E&P de Bolivia S.A.	2	323	—	—	—	160	—	—	—	—	—	—
Repsol YPF Gas Chile Ltda.	—	—	306	20	—	—	—	—	—	—	—	—
Others	205	1	—	—	185	10	—	18	291	10	25	11

	1,017	852	259	138	1,084	352	2,804	121	1,750	66	(2,726)	109

	2,576	1,738	133	139	2,788	1,098	2,864	120	2,937	692	(2,676)	115

(1)	Operations are disclosed until the company ceased to be a related party (Note 10).

8. SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 32, 29 and 23 for the years ended December 31, 2005, 2004 and 2003, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 9, 5 and 5 for the years ended December 31, 2005, 2004 and 2003, respectively.

9. COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2005, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated.

-	Pending lawsuits: in the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

Additionally, YPF has received 84 claims, not individually significant considering their nature, with probable outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external legal counsel, cannot reasonably estimate the outflows related to such claims.

-	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above, was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted the proceedings to the Civil and Commercial Appellate Court Room II for its resolution. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

-	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims. The Company has appealed such resolution in the National Fiscal Court. Additionally, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

-	Arbitration with CMS Ensenada S.A. (“CMS”): In April 2004, the Company was notified of an arbitration complaint filed by CMS, in connection with a supply contract for electric power and steam for the La Plata Refinery. CMS asserts that payments by YPF for electricity and steam supplied under the agreement must be made in the currency originally agreed-upon (US dollars) and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” of those obligations. As of the date of issuance of these financial statements, the Arbitration Court has not emitted a resolution.

-	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. As of December 31, 2005, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

-	Natural gas exports: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy.

By means of the Program, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned by the Program.

As a result of the Program, in several occasions during 2004 and 2005, the Company has been forced to suspend, either partially or totally, its natural gas deliveries to its export clients with whom the Company has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program as well as the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. The aforementioned clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Additionally, YPF’s Management, based on the opinion of its legal counsels, believes that the following contingencies, individually significant, have possible outcome:

-	Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January 2005, ENDESA notified YPF the beginning of an arbitral process to solve the dispute related to the alleged breach of a contractual clause to increase natural gas deliveries established in the export contract signed in June 2000 and asking the payment of the contractual penalty, the contract established that a compensation for non delivery performance may not exceed US$ 9 million per year and, under certain circumstances, such limit should increase in US$ 9 million in addition per year. As of the date of issuance of these financial statements the Arbitration Court was not appointed.

-	Availability of foreign currency deriving from exports: Decree No. 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished by Decree No. 1,606/01.

On December 31, 2002, Decree No. 2,703/02 was enforced, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02, YPF S.A. has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

Additionally, YPF has received laboral, civil and commercial claims for approximately 512, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of December 31, 2005, in addition to the hydrocarbon wells abandonment obligations mentioned in Note 3.f, the Company has reserved 248, corresponding to environmental contingencies, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental liabilities related to Chemicals’ operations in the United States of America were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to an amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

c)	Other matters:

-	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of December 31, 2005, approximately 6 million crude oil barrels are pending of delivery.

During September 2005, YPF cancelled in advance the crude oil future delivery commitment of 11 million crude oil barrels, for which it had received an advanced payment of US$ 400 million in 2001, through the payment of US$ 191 million, including 71 of pre-cancellation costs.

Additionally, the Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive or to deliver the product object of the contract.

-	Operating leases: As of December 31, 2005, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service stations position. Charges recognized under these contracts for the years ended December 31, 2005, 2004 and 2003, amounted to 242, 222 and 141, respectively.

As of December 31, 2005, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	291	190	139	111	103	198

-	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above in three annual payments, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2005:

-	In January 2005, YPF sold, for an amount of US$ 97.5 million, its interest in PBBPolisur S.A., company with operations in the Chemical segment in Argentina, recording a net gain of 75 in the statement of income.

-	In March 2005, YPF agreed to sell its interest in Petroken, company with operations in the Chemical segment in Argentina, for an amount of US$ 58 million (equivalent to its carrying amount). In July 2005, this operation was approved by the Antitrust Board.

-	In October 2005, YPF transfered its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., company controlled by YPF.

During the year ended December 31, 2004:

-	In July 2004, YPF Holdings Inc, controlled by YPF, sold for an amount of US$ 43 million, its interest in Global, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of 47.

-	In October 2004 YPF International S.A., controlled by YPF, sold for an amount of US$ 41 million, its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of 92.

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Consequently, unappropiated retained earnings are restricted in 267.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

12. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting standards in Buenos Aires City, Argentina and the generally accepted accounting standards in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting standards in places other than in Buenos Aires City, Argentina.

13. OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, “Disclosures about Oil and Gas Producing Activities” for YPF and its controlled companies.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2005, 2004 and 2003:

	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	43,785	23	43,808	41,239	23	41,262	39,013	46		39,059
Support equipment and facilities	1,000	—	1,000	863	—	863	782	—		782
Uncompleted wells, equipment and facilities	1,561	101	1,662	901	60	961	987	93		1,080
Unproved oil and gas properties	136	56	192	65	45	110	—	50		50

Total capitalized costs	46,482	180	46,662	43,068	128	43,196	40,782	189		40,971
Accumulated depreciation and valuation allowances	(30,859)	(19)	(30,878)	(28,696)	(16)	(28,712)	(26,767)	(14)		(26,781)

Net capitalized costs	15,623	161	15,784	14,372	112	14,484	14,015	175	(1)	14,190

Affiliated companies’ net capitalized costs	108	—	108	104	—	104	102	—		102

(1)	Includes capitalized costs related to properties sold during the year 2004, as mentioned in Note 10.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2005, 2004 and 2003:

	2005			2004				2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign		Worldwide
Acquisition of unproved properties	—	15	15	—	6		6	—	20		20
Exploration costs	371	54	425	297	108		405	215	208		423
Development costs	3,236	37	3,273	2,235	12		2,247	1,900	2		1,902

Total costs incurred	3,607	106	3,713	2,532	126	(1)	2,658	2,115	230	(1)	2,345

Affiliated companies’ total costs incurred	12	—	12	11	—		11	6	—		6

(1)	Includes costs incurred related to properties sold during the year 2004, as mentioned in Note 10.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 4 to consolidated financial statements, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional operations that do not arise from those properties held by the Company.

	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign(1)	Worldwide	Argentina	Other foreign(1)	Worldwide
Net sales to unaffiliated parties	2,366	14	2,380	2,234	10	2,244	1,411	21	1,432
Net intersegment sales	11,467	—	11,467	10,790	—	10,790	10,092	—	10,092

Total net revenues	13,833	14	13,847	13,024	10	13,034	11,503	21	11,524
Production costs	(4,247)	(6)	(4,253)	(3,618)	(10)	(3,628)	(3,190)	(10)	(3,200)
Exploration expenses	(231)	(49)	(280)	(246)	(136)	(382)	(154)	(123)	(277)
Depreciation and expense for valuation allowances	(2,190)	(7)	(2,197)	(1,952)	(5)	(1,957)	(1,806)	(6)	(1,812)
Other	(44)	—	(44)	(9)	—	(9)	—	(3)	(3)

Pre-tax income (loss) from producing activities	7,121	(48)	7,073	7,199	(141)	7,058	6,353	(121)	6,232
Income tax expense	(2,740)	(2)	(2,742)	(2,786)	(1)	(2,787)	(2,520)	(4)	(2,524)

Results of oil and gas producing activities	4,381	(50)	4,331	4,413	(142)	4,271	3,833	(125)	3,708

Affiliated companies’ results of operations	51	—	51	35	—	35	20	—	20

(1)	Includes results from oil and gas producing activities related to properties sold during the year 2004, as mentioned in Note 10.

Oil and gas reserves

Proved reserves represent estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2005, 2004 and 2003, and the changes therein:

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2005				2004				2003
	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,108		6	1,114	1,264		5	1,269	1,381		6	1,387
Revisions of previous estimates	(226)		—	(226)	(38)		—	(38)	(18)		(1)	(19)
Extensions, discoveries and improved recovery	23		—	23	28		6	34	58		—	58
Sale of reserves in place (Note 10)	—		—	—	—		(5)	(5)	—		—	—
Production for the year(1)	(134)		—	(134)	(146)		—	(146)	(157)		—	(157)

End of year	771	(1)	6	777	1,108	(1)	6	1,114	1,264	(1)	5	1,269

Proved developed reserves
Beginning of year	908		—	908	1,047		—	1,047	1,135		1	1,136
End of year	604	(2)	—	604	908	(2)	—	908	1,047	(2)	—	1,047
Affiliated companies’ proved developed and undeveloped reserves	3	(3)	—	3	7		—	7	10		—	10

(1)	Includes natural gas liquids of 150, 236 and 275 as of December 31, 2005, 2004 and 2003, respectively.
(2)	Includes natural gas liquids of 108, 186 and 222 as of December 31, 2005, 2004 and 2003, respectively.
(3)	In December, 2005, the Company made a downward revision of previous estimates reducing proved reserves in 2.

	Natural gas (Billions of cubic feet)
	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	6,812	8	6,820	7,930	50	7,980	8,919	55	8,974
Revisions of previous estimates	(1,500)	—	(1,500)	(524)	—	(524)	(362)	(4)	(366)
Extensions and discoveries	30	—	30	111	4	115	16	—	16
Sales of reserves in place (Note 10)	—	—	—	—	(46)	(46)	—	—	—
Production for the year (1)	(667)	—	(667)	(705)	—	(705)	(643)	(1)	(644)

End of year	4,675	8	4,683	6,812	8	6,820	7,930	50	7,980

Proved developed reserves
Beginning of year	5,037	4	5,041	5,602	7	5,609	6,793	8	6,801
End of year	3,197	4	3,201	5,037	4	5,041	5,602	7	5,609
Affiliated companies’ proved developed and undeveloped reserves	97 (2)	—	97	200	—	200	297	—	297

(1)	Excludes quantities which have been flared or vented.
(2)	In December, 2005, the Company made a downward revision of previous estimates reducing proved reserves in 77.

In December 2005, the Company made a downward revision of 509 million barrels of oil equivalent in its crude oil and natural gas proved reserves in Argentina. The most significant revision relates to reserves in Loma La Lata field, as a consequence of a decline in pressure observed in this field, which indicates that under current technical, economic and operating conditions a portion of the initial gas in place might not be recoverable with reasonable certainty.

The Audit and Control Committee of Repsol YPF (“the Committee”) has began an independent review into the facts and circumstances of this proved reserves downward revision.

These financial statements include all material effects known as of their issuance date. The effects of the implementation of the recommendations that the Committee will eventually present, will be recognized by the Company at the time and in the way the Board of Directors takes notice of them.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at year-end prices. Additionally, year-end prices were adjusted in those instances where future sales are covered by contracts at specified prices.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 3.03, 2.98 and 2.93 to US$ 1, as of December 31, 2005, 2004 and 2003, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows	123,963	109	124,072	126,217	67	126,284	109,099	998	110,097
Future production costs	(28,701)	(12)	(28,713)	(30,070)	(8)	(30,078)	(27,141)	(289)	(27,430)
Future development costs	(9,054)	—	(9,054)	(7,101)	—	(7,101)	(2,944)	(168)	(3,112)

Future net cash flows, before income taxes	86,208	97	86,305	89,046	59	89,105	79,014	541	79,555
Discount for estimated timing of future cash flows	(28,082)	(42)	(28,124)	(36,388)	(26)	(36,414)	(31,915)	(273)	(32,188)
Future income taxes, discounted at 10% (1)	(18,757)	(19)	(18,776)	(17,065)	(12)	(17,077)	(15,354)	(98)	(15,452)

Standardized measure of discounted future net cash flows	(39,369)	36	39,405	35,593	21	35,614	31,745	170 (2)	31,915

Affiliated companies’ standardized measure of discounted future net cash flows	215	—	215	323	—	323	374	—	374

(1)	Undiscounted future income taxes are 27,280 (27,245 for Argentina and 35 for Other foreign), 28,143 (28,121 for Argentina and 22 for Other foreign) and 25,599 (25,408 for Argentina and 191 for Other foreign) as of December 31, 2005, 2004 and 2003, respectively.
(2)	Includes cash flows related to properties sold during the year 2004, as mentioned in Note 10.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Beginning of year	35,614	31,915	38,919
Sales and transfers, net of production costs	(10,753)	(8,921)	(9,405)
Net change in sales and transfer prices, net of future production costs	20,505	12,445	839
Changes in reserves and production rates (timing)	(11,355)	(2,641)	(5,725)
Net changes for extensions, discoveries and improved recovery	1,776	1,796	4,728
Changes in estimated future development and abandonment costs	(2,269)	(3,244)	56
Development costs incurred during the year that reduced future development costs	1,485	634	1,059
Accretion of discount	3,105	2,689	2,901
Net change in income taxes	678	(181)	3,099
Sales of reserves in place	—	(146)	—
Others	619	1,268	(4,556)

End of year	39,405	35,614	31,915

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2005, 2004 AND 2003

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

	2005
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	1,904	—		15		1,919
Mineral property, wells and related equipment	41,289	737		1,809		43,835
Refinery equipment and petrochemical plants	7,029	—		138		7,167
Transportation equipment	1,716	—		16		1,732
Materials and equipment in warehouse	330	784		(694)		420
Drilling and work in progress	1,497	2,822		(1,686)		2,633
Furniture, fixtures and installations	394	—		28		422
Selling equipment	1,258	—		15		1,273
Other property	285	—		9		294

Total 2005	55,702	4,343	(3)	(350	)(1)	59,695

Total 2004	52,984	3,059	(3)	(341	)(1)	55,702

Total 2003	51,153	2,355	(3)	(524	)(1)	52,984

	2005								2004		2003
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	807	(1)		2%	32	838	1,081		1,097		1,116
Mineral property, wells and related equipment	28,213	(8)		(2)	2,169	30,374	13,461	(4)	13,076	(4)	12,781	(4)
Refinery equipment and petrochemical plants	4,904	—		4-5%	249	5,153	2,014		2,125		2,277
Transportation equipment	1,158	(7)		4-5%	42	1,193	539		558		569
Materials and equipment in warehouse	—	—		—	—	—	420		330		271
Drilling and work in progress	—	—		—	—	—	2,633		1,497		1,241
Furniture, fixtures and installations	349	—		10%	28	377	45		45		47
Selling equipment	888	—		10%	72	960	313		370		430
Other property	242	(2)		10%	14	254	40		43		56

Total 2005	36,561	(18	)(1)		2,606	39,149	20,546

Total 2004	34,196	—			2,365	36,561			19,141

Total 2003	32,116	(136	)(1)		2,216	34,196					18,788

(1)	Includes 86, 147 and 108 of net book value charged to fixed assets allowances for the years ended December 31, 2005, 2004 and 2003, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 737, 307 and 133 corresponding to the future costs of hydrocarbon wells abandonment obligations for the years ended December 31, 2005, 2004 and 2003, respectively.
(4)	Includes 1,202, 1,346 y 1,479 of mineral property as of December 31, 2005, 2004 and 2003, respectively.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2005, 2004 AND 2003

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

	2005																2004		2003
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost	Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity	Holding in Capital Stock		Book Value		Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	327	(3)	1,392	Investment	Av. José	12/31/05	6		17	327	99.99%		429	(3)	335	(3)
									Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	421	Investment	717 North	09/30/05	1,628		(128)	(403)	100.00%		—	(7)	321	(3)
								and finance	Harwood Street, Dallas, Texas, U.S.A.
Operadora de Estaciones de Servicios S.A.	Common		$1	11,880	282		258	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	12/31/05	244		25	282	99.99%		258		244
A-Evangelista S.A.	Common		$1	8,683,498	62		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	12/31/05	9		14	62	99.91%		53		93
Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01	769,414	44		84	Investment	P.O. Box	12/31/01	—	(2)	3	44	100.00%		44		44
								and finance	1109, Gran Caimán, British West Indies

					715		2,186										784		1,037

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	474		75	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09/30/05	203		236	1,113	38.00%		427		279
Petroken Petroquímica Ensenada S.A.	—		—	—	—		—	Petrochemical	Sarmiento	—	—		—	—	—		—	(9)	151
									1230, P. 6º, Buenos Aires, Argentina
Profertil S.A.	Common		$1	391,291,320	501		266	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	09/30/05	783		214	1,153	50.00%		479		319
Refinería del Norte S.A.	Common		$1	45,803,655	179		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06/30/05	92		73	363	50.00%		169		184

					1,154		341										1,075		933

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	104	(1)	14	Oil	Florida 1, P.	09/30/05	110		11	339	37.00%		105	(1)	103	(1)
								transportation by pipeline	10°, Buenos Aires, Argentina
PBBPolisur S.A.	—		—	—	—		—	Petrochemical	Av.	—	—		—	—	—		—	(9)	100
									Eduardo Madero 900, P. 7º, Buenos Aires, Argentina
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	44		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/05	14		10	132	33.15%		47		47
Oiltanking Ebytem S.A.	Common		$10	351,167	38		7	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	09/30/05	12		6	127	30.00%		36		29
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	18		8	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	09/30/05	7		17	176	10.00%		26		29
Central Dock Sud S.A.	Common		$0.01	3,847,189,961	17	(3)	46	Electric power	Reconquista	09/30/05	484		3	282	9.98	%(5)	21	(3)	29	(3)
								generation and bulk marketing	360, P. 6°, Buenos Aires, Argentina
Gas Argentino S.A.	—		—	—	—	(8)	—	Investment in	Gregorio	—	—		—	—	—		129		93
								MetroGas S.A.	Araoz de Lamadrid 1360, Buenos Aires, Argentina
Inversora Dock Sud S.A.	Common		$1	103,497,738	142	(3)	193	Investment	Reconquista	09/30/05	241		—	244	42.86%		150	(3)	158	(3)
								and finance	360, P. 6°, Buenos Aires, Argentina
Pluspetrol Energy S.A.	Common		$1	30,006,540	281		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/05	67		52	623	45.00%		263		229
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	17		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/05	45		(8)	96	18.00%		19		24
Other companies:
Others (4)	—		—	—	14		13	—	—	—	—		—	—	—		14		15

					675		402										810		856

					2,544		2,929										2,669		2,826

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of December 31, 2005 and 2004, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF S.A. accounting methods.
(8)	On October 25, 2005 YPF S.A. transferred to YPF Inversora Energética S.A. its interest in Gas Argentino S.A.
(9)	As of December 31, 2004, holdings in shareholders´ equity of PBB Polisur S.A. and Petroken are disclosed in “Other assets” account.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2005, 2004 AND 2003

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

	2005						2004	2003
Account	Amounts at beginning of year	Increases	Decreases		Transfers	Amounts at end of year	Amounts at end of year	Amounts at end of year
Deducted from current assets:
For doubtful trade receivables	347	39	16		—	370	347	358
For other doubtful accounts	122	—	3		—	119	122	122

	469	39	19		—	489	469	480

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	70	—	16		—	54	70	80
For reduction in value of holdings in long-term investments	325	39	179		—	185	325	293
For unproductive exploratory drilling	16	70	83		—	3	16	39
For obsolescence and fixed assets to be disposed of	47	4	3		—	48	47	47

	458	113	281		—	290	458	459

Total deducted from assets, 2005	927	152	300		—	779

Total deducted from assets, 2004	939	250	262		—		927

Total deducted from assets, 2003	953	262	276	(1)	—			939

Reserves for losses - current:
For various specific contingencies (Note 9.a)	67	113	24		8	164	67	37

	67	113	24		8	164	67	37

Reserves for losses - noncurrent:
For pending lawsuits (Note 9.a)	541	180	35		(1)	685	541	309
For various specific contingencies (Note 9.a)	80	28	20		(7)	81	80	56

	621	208	55		(8)	766	621	365

Total included in liabilities, 2005	688	321	79		—	930

Total included in liabilities, 2004	402	405	119		—		688

Total included in liabilities, 2003	362	165	125	(1)	—			402

(1)	Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of year and of the operations of the period for monetary allowances and reserves.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

	2005	2004	2003
Inventories at beginning of year	1,005	675	594
Purchases for the year	2,394	1,422	772
Production costs (Exhibit H)	8,075	7,216	6,503
Holding gains on inventories	230	185	57
Inventories at end of year	(1,164)	(1,005)	(675)

Cost of sales	10,540	8,493	7,251

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF DECEMBER 31, 2005, 2004 AND 2003

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

	Foreign currency and amount						Exchange rate in pesos as of 12-31-05		Book value as of 12-31-05
Account	2003		2004		2005
Current Assets
Cash	US$	15	US$	55		—	—		—
Investments	US$	40	US$	13	US$	54	2.99	(1)	162
Trade receivables	US$ €	406 1	US$ €	477 7	US$ €	495 4	2.99 3.53	(1) (1)	1,481 14
Other receivables	US$ $CH	1,826 107,464 —	US$ $CH €	741 110,557 1	US$ $CH	832 113,994 —	2.99 0.00589 —	(1) (1)	2,489 671 —

Total current assets									4,817

Noncurrent Assets
Other receivables	US$	193	US$	208	US$	89	2.99	(1)	267

Total noncurrent assets									267

Total assets									5,084

Current Liabilities
Accounts payable	US$ €	225 10	US$ €	302 7	US$ €	377 10	3.03 3.57	(2) (2)	1,142 36
Loans	US$	222	US$	36	US$	35	3.03	(2)	107
Net advances from crude oil purchasers	US$	89	US$	89	US$	31	3.03	(2)	95

Total current liabilities									1,380

Noncurrent Liabilities
Accounts payable	US$	20	US$	233	US$	479	3.03	(2)	1,452
Loans	US$	442	US$	412	US$	365	3.03	(2)	1,107
Net advances from crude oil purchasers	US$	301	US$	213	US$	33	3.03	(2)	101

Total noncurrent liabilities									2,660

Total liabilities									4,040

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

	2005						2004	2003
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	345	95		116	20	576	433	381
Fees and compensation for services	59	171	(1)	19	1	250	152	132
Other personnel expenses	125	47		21	10	203	172	139
Taxes, charges and contributions	147	3		179	—	329	305	274
Royalties and easements	1,745	—		—	8	1,753	1,632	1,470
Insurance	61	—		11	—	72	68	71
Rental of real estate and equipment	187	2		52	1	242	245	184
Survey expenses	—	—		—	94	94	71	58
Depreciation of fixed assets	2,475	28		103	—	2,606	2,365	2,216
Industrial inputs, consumable materials and supplies	560	7		34	3	604	498	476
Construction and other service contracts	520	10		43	14	587	505	419
Preservation, repair and maintenance	854	13		28	1	896	765	634
Contracts for the exploitation of productive areas	131	—		—	—	131	299	211
Unproductive exploratory drillings	—	—		—	70	70	123	57
Transportation, products and charges	514	—		841	—	1,355	1,093	913
Allowance (Recovery) for doubtful trade receivables	—	—		39	—	39	(13)	17
Publicity and advertising expenses	—	59		47	—	106	90	77
Fuel, gas, energy and miscellaneous	352	44		43	9	448	368	338

Total 2005	8,075	479		1,576	231	10,361

Total 2004	7,216	398		1,311	246		9,171

Total 2003	6,503	327		1,083	154			8,067

(1)	Includes 4 for fees to the Directors and Statutory Auditors.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005, 2004 AND 2003

RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 57.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Item 3

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – see Note 12 to the primary financial statements.

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2005 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, notes 1 to 12 and exhibits A, C, E, F, G and H. Also, we have performed the work mentioned in the following paragraph on the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2005 and the related consolidated statements of income and cash flows for the year then ended, notes 1 to 4 and exhibits A and H, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the financial statements referred to in the first paragraph, consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the auditor’s reports issued by the firm Deloitte & Co. S.R.L. dated March 8, 2006 and in accordance with generally accepted auditing standards in Argentina. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

2

In our opinion, based on our work, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2005 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2005 and the related results of operations and cash flows for the year then ended, in accordance with generally accepted accounting principles in Buenos Aires City, Argentina, with the Law No. 19,550 and with applicable normative of the Argentine Securities Commission.

As mentioned in Note 13 to the accompanying financial statements, in December 2005, the Company made a downward revision of 509 million barrels of oil equivalent in its crude oil and natural gas proved reserves in Argentina. The Audit and Control Committee of Repsol YPF, S.A. (“the Committee”) began an independent review into the facts and circumstances of this revision. The accompanying financial statements include all material effects known as of their issuance date. The effects of the implementation of the recommendations that the Committee will eventually present, will be recognized by the Company at the time and in the way the Board of Directors takes notice of them.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires, Argentina

March 8, 2006

For Statutory Audit Committee

Juan A. Gelly y Obes

Statutory Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 7, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer